Exhibit 99.1

Investor News	Oliver Maier
Head of Investor Relations

Fresenius Medical Care
Else-Kröner-Straße 1
61352 Bad Homburg
Germany
T +49 6172 609-2601
F +49 6172 609-2301
oliver.maier@fmc-ag.com
www.fmc-ag.com

June 27, 2014

Fresenius Medical Care Makes Strategic Investments in

Care Coordination

Company executes on the strategy disclosed earlier this year to invest in care coordination around dialysis. The investment clearly advances the commitment to address the full spectrum of care for chronically ill patients.

Bad Homburg, Germany — Fresenius Medical Care AG & Co. KGaA (the “company” or “Fresenius Medical Care”; Frankfurt Stock Exchange: FME / New York Stock Exchange: FMS), the world’s largest provider of dialysis products and services, has entered into an agreement to invest approximately $600 million in Sound Inpatient Physicians, Inc. (www.soundphysicians.com) to become majority shareholder as part of a recapitalization of Sound, alongside existing investor TowerBrook Capital Partners and Sound’s senior leadership team. The transaction is subject to customary closing conditions and is expected to close within the next ten days.

Sound Physicians has grown rapidly to more than 1,000 physician partners providing care in over 100 hospitals and post-acute care centers across the United States. It has pioneered a consistent, patient-centered approach that relies on experienced physician leadership and a web-based workflow platform. The focus on consistent processes and standards supporting highly trained clinical experts positions Sound Physicians as the partner of choice for efficient and effective performance throughout the acute and post-acute episode of care.

“Fresenius Medical Care shares with Sound Physicians a long record of improving health outcomes for patients and reducing costs to the health care system,” said Ron Kuerbitz, Chief Executive Officer of Fresenius Medical Care North America.

“This investment in Sound’s inpatient expertise is a significant step forward in our care coordination strategy and augments our network of 2,150 dialysis clinics, 53 vascular care centers, renal pharmacy and full service and specialty laboratories to help us better address the full spectrum of our patients’ health care needs. We have a singular focus: improving the quality of life of every patient every day. We believe the doctors and nurses at Sound Physicians share this commitment and we are excited to partner with them to deliver better results to patients.”

“We are excited to have Fresenius Medical Care as our new strategic partner,” said Robert A. Bessler, MD, Sound’s Chief Executive Officer. “They bring decades of experience in managing chronic disease for dialysis patients and have improved quality, patient satisfaction and reduced the overall cost of care for this population. Their values and business goals are closely aligned with Sound Physicians and our hospital partners. I look forward to benefiting from their leadership in advancing innovation and improvement in the acute episode of care in hospitals and post-acute arenas throughout the U.S.”

The Company expects Sound Physicians to generate approximately $500 million in revenue in the next twelve months and expects the investment to be accretive to operating earnings within the first year after closing, subject to adjustment for transaction costs. It will fund the investment through available cash and committed credit facilities, supplemented by additional debt financing.

Fresenius Medical Care also disclosed that it has acquired MedSpring Urgent Care Centers (www.medspring.com), with operations in Illinois and Texas. MedSpring’s 14 urgent care centers provide convenient, consistent, high-quality primary care and customer service every day.

“MedSpring’s commitment to providing primary care to patients where and when they need it most is a critical component of a truly effective 21st century health care network,” said Kuerbitz. “We look forward to working with them to help expand their existing footprint and continue to provide patients with a more complete set of health care options.”

“Every day, our associates succeed in delivering quality, cost-effective care our patients love, and it shows in our satisfaction scores where we receive 4.9 out of 5 stars,” explained Jon Belsher, M.D., MedSpring’s Chief Medical Officer. “We are excited about the potential to continue to improve patient care as part of the broader Fresenius Medical Care network.”

About Fresenius Medical Care

Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 2.5 million individuals worldwide. Through its network of 3,263 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatments for 270,570 patients around the globe. Fresenius Medical Care is also the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products.

For more information about Fresenius Medical Care, visit the company’s website at www.fmc-ag.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.